Exhibit 99.1

Gazit Globe Divests of its Remaining Investment in Regency Centers Corporation for Approximately USD 502 Million (NIS 1.83 billion)

TEL-AVIV, ISRAEL: July 26, 2018 – Gazit Globe (NYSE/TSX/TASE: GZT), a leading global real estate company focused on the ownership, management and development of retail and mixed use properties in urban markets, announced that on July 25, 2018, wholly-owned subsidiaries of the Company sold 5.6 million shares of common stock of Regency Centers Corporation (NYSE: REG) (“Regency”), for approximately $61.95 per share and total gross consideration of approximately $347 million (NIS 1.27 billion).

In addition, in the months of June and July 2018 the Company, through wholly-owned subsidiaries, divested approximately 2.5 million of Regency shares, for total gross consideration (together with the sale on July 25, 2018) of approximately $502 million (NIS 1.83 billion). Following these sales, the Company fully realized it's remaining investment in Regency.

Chaim Katzman, Founder and CEO Commented: “After maximizing the value of our investment in Equity One by achieving a 14.0% premium, along with all of Equity One’s shareholder’s, through the merger of Equity One and Regency Centers, we completed, today, the sale of our remaining share-holdings in Regency Centers. This marks taking another important step in successfully implementing our strategy of recycling capital from investments in public subsidiaries into high-quality direct real estate holdings and lowering the company’s leverage.”

“We will continue to work towards executing our strategy, which will return our Company to it’s roots – an operating real estate company with an experienced, world-class management team, owner and developer of irreplaceable properties in urban locations with population density and strong demographics in gateway cities that have robust growth, and in which we believe we can achieve outsized returns. We will also continue to focus on shrinking our holdings in public companies and the ongoing emphasis on lowering the Company’s leverage to achieve our aim of receiving an international investment grade credit rating, which will create additional value for our shareholders.”

About Gazit Globe

Gazit Globe is a leading global real estate company focused on the ownership, management and development of retail and mixed use properties in North America, Brazil, Israel, Northern, Central and Eastern Europe, located in urban growth markets. Gazit Globe is listed on the New York Stock Exchange (NYSE: GZT), the Toronto Stock Exchange (TSX: GZT) and the Tel Aviv Stock Exchange (TASE: GZT) and is included in the TA-35 index in Israel. As of March 31, 2018 Gazit Globe owns and operates 104 properties, with a gross leasable area of approximately 2.5 million square meters and a total value of approximately NIS 38.1 billion. In addition, as of March 31, 2018 the Company owned 32.5% of First Capital Realty Inc.

FOR ADDITIONAL INFORMATION

Investors Contact: ir@gazitgroup.com, Media Contact: press@gazitgroup.com

Gazit Globe Headquarters, Tel-Aviv, Israel, Tel: +972 3 6948000

FORWARD LOOKING STATEMENTS

This release may contain forward-looking statements within the meaning of applicable securities laws. In the United States, these statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve a number of known and unknown risks and uncertainties, many of which are outside our control, that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks detailed in our public filings with the SEC and the Canadian Securities Administrators. Except as required by applicable law, we undertake no obligation to update any forward-looking or other statements herein, whether as a result of new information, future events or otherwise.